UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

EXENT CORP.

(Exact name of registrant as specified in its corporate charter)

Nevada	333-222829	35-2611667
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 6B1-2, Block AB, Tianxiang Building, Che Gong Miao Futian District, Shenzhen, Guangdong, China 517000
(Address of principal executive offices)

Registrant’s telephone number, including area code:  +86 755- 83218411

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EXENT CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EXENT CORP.

INTRODUCTION

This Information Statement is being mailed on or about February 7, 2020 to the holders of record at the close of business on February 3, 2020 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Exent Corp., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of January 21, 2020 by and between Marat Asylbekov, the majority shareholder of the Company, as seller, and Weining Zheng, as buyer. Pursuant to the SPA, the buyer paid a total consideration of $325,000 in cash out of his personal funds.

The purchase and sale of 1,500,000 shares of Common Stock as contemplated by the SPA (the “Purchase”) closed on February 3, 2020 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, the buyer owns 1,500,000 shares of Common Stock, or 74% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Mr. Asylbekov, the Company’s President, Treasurer, Secretary and sole director, has resigned from his officer positions with the Company and will resign from his director position, which resignation will become effective on the Effective Date. Li Deng was appointed Chairman of the Board and President, Treasurer and Secretary of the Company, effective February 3, 2020.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

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VOTING SECURITIES

The Company’s authorized capital stock consists of 75,000,000 shares of Common Stock.  Each share of Common Stock is entitled to one vote. As of the Record Date, 2,027,000 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned. The business address of each person listed below is Room 6B1-2, Block AB, Tianxiang Building, Che Gong Miao, Futian District, Shenzhen, Guangdong, China 517000.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address		Owned

5% Stockholders
Weining Zheng	1,500,000	74%
Directors and Officers
Li Deng	-	-
Marat Asylbekov	-	-
All officers and directors as a group (two persons)	1,500,000	74%

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer:

Name	Age	Positions	Date First Appointed
Li Deng	34	Chairwoman, President, Treasurer and Secretary	February 3, 2020
Marat Asylbekov	28	Director	February 15, 2017

Marat Asylbekov has acted as our director since our incorporation on February 15, 2017 and our President, Treasurer and Secretary from our inception through February 3, 2020. In June 2013, Mr. Asylbekov graduated from Power Engineering facility of the Kyrgyz State Technical University, Bishkek, Kyrgyzstan with a bachelor’s degree in electric stations. From June 2010 to September 2014, he worked as a customer support specialist at ZAO Alfa-telekom, Bishkek, Kyrgyzstan. Since September 2014, Mr. Asylbekov has been self-employed and operates business of construction and finishing materials distribution.

Li Deng has acted as our Chairwoman, President, Treasurer and Secretary since February 3, 2020. Ms. Deng has served as the executive director at Shenzhen Jinguowei Electronic Communication Co., Ltd., a company engaged in manufacture, branding and sales of mobile phones, since May 2015. Prior to that, she was assistant to the general manager and business planning manager at Shenzhen Liandian Art Engineering Co., Ltd., a design company, from April 2007 to March 2015. She received her associate degree in commerce English from Hunan Normal University in China and is pursuing a bachelor’s degree in human resources in South China Normal University.

Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by the Board as a whole.

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Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Ms. Deng is the Chairwoman of the Board and the Company’s President, Treasurer and Secretary. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at Room 6B1-2, Block AB, Tianxiang Building, Che Gong Miao, Futian District, Shenzhen, Guangdong, China 517000.

Board Meetings

During its fiscal year ended December 31, 2019, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since February 15, 2017 (Inception) through September 30, 2019, the Company’s then sole officer and director loaned the Company $30,707 to pay for incorporation costs and operating expenses. In July, 2019, the Company made loan repayment of $6,500. As of September 30, 2019, the net amount outstanding was $24,207. The loan is non-interest bearing, due upon demand and unsecured. On February 3, 2020, in connection with the Purchase, the loan in the aggregate principal of $26,524 was forgiven by the director in full.

The Company’s officer and director provided services and office space. The Company does not pay any rent to its officer and director and there is no agreement to pay any rent in the future.

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As of the date of this Information Statement, the Company’s officer and directors are not subject to Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended December 31, 2019. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 5, 2020	EXENT CORP.

	By:	/s/ Li Deng
Name: Li Deng
Title: President, Treasurer and Secretary

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